Exhibit 99.1

IGI Reports Fourth Quarter and Full Year 2023 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, March 12, 2024 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the fourth quarter and full year of 2023. The Company’s unaudited financial results have been reported in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) which the Company adopted effective January 1, 2023. As a result of the voluntary change to U.S. GAAP, the Company no longer reports financial information in accordance with IFRS. Prior period comparatives for the fourth quarter and full year of 2022 have been adjusted from those previously reported to conform with the current basis of accounting under U.S. GAAP.

Highlights for the fourth quarter and full year of 2023 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Gross written premiums	$164.9	$154.8	$688.7	$582.0
Net premiums earned	$114.9	$96.7	$447.2	$376.4
Underwriting income (2)	$43.5	$24.7	$183.1	$148.6
Net investment income (1)	$14.5	$8.1	$50.2	$14.4
Net income for the period	$33.0	$22.5	$118.2	$89.2
Combined ratio (2)	81.8%	92.1%	76.7%	78.5%
Earnings per share (diluted) (3)	$0.72	$0.46	$2.55	$1.84
Return on average equity (annualized) (4)	26.1%	22.7%	24.8%	22.5%
Core operating income (4)	$30.0	$13.6	$133.8	$93.9
Core operating earnings per share (diluted) (4)	$0.65	$0.28	$2.88	$1.94
Core operating return on average equity (annualized) (4)	23.7%	13.7%	28.1%	23.7%

(1)	See Note (1) in the “Notes to the Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (2) in the “Notes to the Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-GAAP Financial Measures” below.

IGI CEO Mr. Waleed Jabsheh said, “During the fourth quarter of 2023, we continued on the trajectory of the first nine months of 2023, with strong performance to finish the year with record results across a number of metrics. These excellent results culminated in a combined ratio of 76.7%, the lowest full year combined ratio in IGI’s history, and a core operating return on average equity of 28.1% for the full year 2023, demonstrating consistent selective and disciplined underwriting, focusing on those lines with the strongest margins.”

“Market conditions remained positive through the January 1 renewal period, and we are continuing to see healthy opportunities in reinsurance and many short-tail lines. Pricing in our long-tail lines remains adequate by and large, although conditions in these lines are becoming more challenging. Overall in 2023, we achieved net rate increases of 6.5% across our portfolio, with strong premium growth of 18.3%.”

“While the world around us has become increasingly polarized and our industry increasingly challenged, IGI, as always, remains focused on consistently executing our strategy, growing our company, and being a reliable and trusted partner to our brokers and clients. We are committed to our strategic priority of managing the cyclicality and inherent volatility of our business, and focused on maximizing shareholder value through active and efficient capital management.”

Results for the Periods Ended December 31, 2023 and 2022

Net income for the quarter ended December 31, 2023 increased 46.7% to $33.0 million from $22.5 million for the quarter ended December 31, 2022. The increase in net income was primarily driven by the increase of $18.8 million in underwriting income and the positive movement of $6.4 million in net investment income. This was partially offset by the negative movement of $6.1 million in the change in fair value of derivative financial liabilities relating to warrants and earnout shares, and $5.5 million of higher general and administrative expenses. Return on average equity (annualized) was 26.1% for the fourth quarter of 2023 compared to 22.7% for the fourth quarter of 2022.

Core operating income, a non-GAAP measure, was $30.0 million for the quarter ended December 31, 2023, compared to $13.6 million for the same period in 2022. The core operating return on average equity (annualized) was 23.7% for the fourth quarter of 2023 compared to 13.7% for the fourth quarter of 2022.

Net income for the year ended December 31, 2023 increased 32.5% to $118.2 million from $89.2 million for the year ended December 31, 2022. The increase in net income was primarily driven by an increase of $34.5 million in underwriting income, and positive movement of $35.8 million in net investment income, partially offset by the negative movement of $31.9 million in the change in fair value of derivative financial liabilities and $11.7 million increase in general and administrative expenses. The increase in general and administrative expenses is due to new hires, professional fees and IT related expenses. Return on average equity was 24.8% for the full year of 2023 compared to 22.5% for the full year of 2022.

Core operating income was $133.8 million for the year ended December 31, 2023, compared to $93.9 million for the same period in 2022. The core operating return on average equity was 28.1% for the full year of 2023 compared to 23.7% for the full year of 2022.

Underwriting Results

Underwriting income increased 76.1% to $43.5 million in the fourth quarter of 2023 compared to $24.7 million for the fourth quarter of 2022, with the increase primarily driven by higher net premiums earned as a result of the overall growth of the portfolio.

Gross written premiums were $164.9 million for the quarter ended December 31, 2023, representing an increase of 6.5% compared to gross written premiums of $154.8 million for the quarter ended December 31, 2022. The increase was driven by growth in the Short-tail Segment.

The loss ratio was 47.6% for the quarter ended December 31, 2023 compared to 55.6% for the quarter ended December 31, 2022.

The net policy acquisition expense ratio was 14.5% in the fourth quarter of 2023 compared to 18.8% in the same quarter of 2022.

The combined ratio for the quarter ended December 31, 2023 improved by 10.3 points to 81.8% compared to 92.1% for the quarter ended December 31, 2022.

Underwriting income increased 23.2% to $183.1 million for the full year of 2023 compared to $148.6 million for the full year of 2022, with the increase primarily driven by higher net premiums earned of $70.8 million as a result of the growth in the Short-tail and Reinsurance Segments, partially offset by $31.5 million higher net loss and loss adjustment expenses across all Segments.

Gross written premiums were $688.7 million for the year ended December 31, 2023, representing an increase of 18.3% compared to gross written premiums of $582.0 million for the year ended December 31, 2022. The increase was driven by growth in the Reinsurance and Short-tail Segments.

The loss ratio was 42.3% for the year ended December 31, 2023, compared to 41.9% for the year ended December 31, 2022.

The net policy acquisition expense ratio was 16.8% in the full year of 2023 compared to 18.7% for the same period of 2022.

The combined ratio for the year ended December 31, 2023 improved by 1.8 points to 76.7% compared to 78.5% for the year ended December 31, 2022.

Segment Results

The Long-tail Segment, which represented 33% of the Company’s gross written premiums for the full year 2023, recorded gross written premiums of $64.6 million for the fourth quarter of 2023, a decrease of 14.0% compared to $75.1 million for the fourth quarter of 2022. Net premiums earned for the quarter ended December 31, 2023 were $37.6 million, a decrease of 9.4% compared to $41.5 million in the same quarter in 2022, primarily as a result of the lower level of gross written premium. Underwriting income was $7.0 million, a decrease of 30.7% compared to $10.1 million in the fourth quarter of 2022. The decline was primarily due to a lower level of net premiums earned in the fourth quarter of 2023.

Gross written premiums for the full year of 2023 were $226.9 million, a decrease of 2.7% compared to $233.1 million for the full year of 2022. Net premiums earned for the year ended December 31, 2023 were $157.8 million, a decrease of 5.7% compared to $167.4 million in the same period in 2022. Underwriting income was $57.4 million, a decrease of 31.5% compared to $83.8 million in the full year of 2022, primarily due to a lower level of net premiums earned and a higher level of net loss and loss adjustment expenses in the full year of 2023.

The Short-tail Segment, which represented 58% of the Company’s gross written premiums for the full year 2023, recorded gross written premiums of $105.2 million for the fourth quarter of 2023, an increase of 38.2% compared to $76.1 million in the fourth quarter of 2022. Net premiums earned were $62.5 million, an increase of 33.0% compared to $47.0 million in the same quarter in 2022, driven by overall growth in this Segment. Underwriting income was $27.2 million compared to $11.4 million for the same quarter of 2022, with the increase primarily driven by the higher level of net premiums earned during the fourth quarter of 2023, compared to the same period in 2022.

Gross written premiums for the full year of 2023 were $400.7 million, an increase of 26.2% compared to $317.4 million in the full year of 2022. Net premiums earned increased 32.2% to $236.2 million from $178.7 million in the comparable period in 2022. Underwriting income was $107.1 million, an increase of 87.2% compared to $57.2 million in the full year of 2022, for the same reasons described above for the quarter.

The Reinsurance Segment, which represented 9% of the Company’s gross written premiums for the full year 2023, was impacted during the fourth quarter of 2023 by prior period premium adjustments, resulting in gross written premiums of negative $4.9 million, compared to $3.6 million for the fourth quarter of 2022. In the Reinsurance Segment, which is a relatively small part of the Company’s total portfolio in terms of dollars of premiums written, a greater proportion of business incepts in the first half of the year and is based on reinsureds’ estimates with adjustments made in subsequent quarters as actual premiums are recorded. Net premiums earned for the quarter ended December 31, 2023 were $14.8 million, compared to $8.2 million for the same quarter in 2022. Underwriting income was $9.3 million for the fourth quarter of 2023, compared to $3.2 million for the fourth quarter of 2022. The improvement in underwriting income was primarily the result of an increase of 80.5% in net premiums earned in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Gross written premiums for the full year of 2023 were $61.1 million, reflecting significant growth when compared to $31.5 million for the full year of 2022 as a result of new business written and improved pricing in reinsurance lines. Net premiums earned were $53.2 million, compared to $30.3 million for the same period in 2022. Underwriting income was $18.6 million, compared to $7.6 million for the full year of 2022. The increase in underwriting income primarily resulted from higher net premiums earned on a higher volume of gross written premiums partially offset by a $9.7 million increase in net loss and loss adjustment expenses compared to the same period in 2022.

Net Foreign Exchange Gain (Loss)

The gain on foreign exchange in the fourth quarter of 2023 was $8.5 million, compared to a gain of $10.3 million in the fourth quarter of 2022, both of which primarily represent currency revaluation movements.

The gain on foreign exchange for the full year of 2023 was $5.1 million, compared to a loss of $3.5 million in the full year of 2022.

Change in Fair Value of Derivative Financial Liabilities

The change in fair value of derivative financial liabilities consists of the following:

(in millions of U.S. Dollars)	Quarter Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022

Change in fair value of warrants*	$0.4	$(0.2)	$(6.3)	$2.9
Change in fair value of earnout shares**	$(7.1)	$(0.4)	$(21.0)	$1.7
	$(6.7)	$(0.6)	$(27.3)	$4.6

*	The negative movement in the year ended December 31, 2023 compared to the same period in 2022 is attributable to the increase in the fair value of warrants upon settlement of warrants in cash pursuant to the Company’s offer to purchase all of its outstanding warrants at an average purchase price of $0.95 per warrant in cash.

**	The negative movement in the fourth quarter and year ended December 31, 2023 compared to the same periods in 2022 was the result of the increase in the fair value of the earnout shares which was driven by the increase in the quoted market price of IGI common shares, as the market price crossed the $11.50 vesting threshold of the first tranche in the earnout shares vesting schedule. The first tranche of earnout shares vested on December 13, 2023.

Investment Results

Net investment income was $14.5 million for the fourth quarter of 2023, compared to $8.1 million for the fourth quarter of 2022 and included investment income of $11.6 million and $6.8 million for the quarters ended December 31, 2023 and 2022, respectively, which represented an annualized investment yield of 4.3% on average total investments and cash and cash equivalents in the fourth quarter of 2023, compared to 2.9% in the corresponding period in 2022. The increase in net investment income was primarily attributable to the growth in interest income, driven by the rise in interest rates on a larger investment portfolio compared with the same period of 2022.

Net investment income was $50.2 million for the full year of 2023, compared to $14.4 million for the full year of 2022 and included investment income of $40.4 million and $20.9 million for the years ended December 31, 2023 and 2022, respectively, which represented an investment yield of 3.9% on average total investments and cash and cash equivalents for 2023, compared to a 2.4% investment yield in the corresponding period in 2022. The increase in net investment income was primarily attributable to the growth in interest income, and positive change in net realized and unrealized gain (loss) on investments.

Total Shareholders’ Equity

Total shareholders’ equity at December 31, 2023 was $540.5 million, compared to $411.0 million at December 31, 2022. The movement in total shareholders’ equity during the quarter and year ended December 31, 2023 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended December 31, 2023	Year Ended December 31, 2023
Total Shareholders’ equity at beginning of period	$470.1	$411.0
Net income for the period	$33.0	$118.2
Unrealized gains arising during the period for available-for-sale investments	$24.2	$23.4
Purchase of treasury shares (a)	$(4.6)	$(31.1)
Issuance of common shares under share-based compensation plan	$0.8	$3.2
Vesting of earnout shares	$17.5	$17.5
Cash dividends declared during the period	$(0.5)	$(1.7)
Total shareholders’ equity at December 31, 2023	$540.5	$540.5

Book value per share was $12.40 at December 31, 2023, reflecting growth of 36.7% over book value per share of $9.07 at December 31, 2022.

(a)	In the fourth quarter of 2023, the Company repurchased approximately 401,980 common shares at an average price per share of $11.44. For the full year 2023, the Company repurchased 3,421,238 common shares at an average price per share of $9.09. The Company has approximately 1.3 million common shares remaining under its existing 5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars except per share data)	2023	2022	2023	2022

Gross written premiums	$164.9	$154.8	$688.7	$582.0
Ceded written premiums	$(49.3)	$(42.0)	$(191.5)	$(189.2)
Net written premiums	$115.6	$112.8	$497.2	$392.8
Net change in unearned premiums	$(0.7)	$(16.1)	$(50.0)	$(16.4)
Net premiums earned	$114.9	$96.7	$447.2	$376.4
Investment Income(1)	$11.6	$6.8	$40.4	$20.9
Net realized gain (loss) on investments(1)	$2.0	$(0.1)	$6.7	$(0.7)
Net unrealized gain (loss) on investments(1)	$0.6	$1.8	$2.7	$(5.5)
Change in allowance for expected credit losses on investments(1)	$0.3	$(0.4)	$0.4	$(0.3)
Change in fair value of derivative financial liabilities	$(6.7)	$(0.6)	$(27.3)	$4.6
Other revenues	$0.1	$0.6	$1.9	$2.4
Total revenues	$122.8	$104.8	$472.0	$397.8
Expenses
Net loss and loss adjustment expenses	$(54.7)	$(53.8)	$(189.1)	$(157.6)
Net policy acquisition expenses	$(16.7)	$(18.2)	$(75.0)	$(70.2)
General & administrative expenses	$(22.6)	$(17.1)	$(78.9)	$(67.2)
Change in allowance for expected credit losses on receivables	$(2.0)	$(0.9)	$(2.5)	$(3.2)
Other expenses	$(0.7)	$(1.1)	$(5.6)	$(4.0)
Net Foreign exchange gain (loss)	$8.5	$10.3	$5.1	$(3.5)
Total expenses	$(88.2)	$(80.8)	$(346.0)	$(305.7)
Net income before tax	$34.6	$24.0	$126.0	$92.1
Income tax expense	$(1.6)	$(1.5)	$(7.8)	$(2.9)
Net income for the period	$33.0	$22.5	$118.2	$89.2
Diluted earnings per share attributable to equity holders (2)	$0.72	$0.46	$2.55	$1.84

See “Notes to the Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

	As at December 31,
(in millions of U.S. Dollars)	2023	2022
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$765.6	$489.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$26.2	$31.4
Other investments	$11.1	$12.2
Short-term investments	$42.2	$265.7
Term deposits	$105.1	$31.3
Equity-method investments measured at fair value	$3.5	$4.9
Cash and cash equivalents	$177.0	$122.2
Accrued investment income	$11.5	$6.3
Premiums receivable	$245.2	$210.4
Reinsurance recoverables	$223.1	$194.4
Ceded unearned premiums	$98.0	$94.4
Deferred policy acquisition costs, net of ceding commissions	$65.3	$57.9
Deferred tax assets, net	$4.1	$5.8
Other assets	$58.0	$52.0
TOTAL ASSETS	$1,837.9	$1,580.0

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$712.1	$636.2
Unearned premiums	$443.5	$389.9
Other liabilities	$34.8	$28.8
Insurance and reinsurance payables	$89.7	$90.3
Derivative financial liabilities	$17.3	$23.8
TOTAL LIABILITIES	$1,297.4	$1,169.0

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$137.6	$147.9
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.4)	$(0.4)
Fair value reserve	$(20.2)	$(43.6)
Retained earnings	$423.1	$306.6
TOTAL SHAREHOLDERS’ EQUITY	$540.5	$411.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,837.9	$1,580.0

See “Notes to the Consolidated Financial Statements (Unaudited)” below.

Supplementary Financial Information – Combined Ratio (Unaudited)

International General Insurance Holdings Ltd.

	Quarter Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022

Loss ratio (a)	47.6%	55.6%	42.3%	41.9%
Net policy acquisition expense ratio (b)	14.5%	18.8%	16.8%	18.7%
General and administrative expense ratio (c)	19.7%	17.7%	17.6%	17.9%
Expense ratio (d)	34.2%	36.5%	34.4%	36.6%
Combined ratio (e)	81.8%	92.1%	76.7%	78.5%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.
(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.
(c)	Represents general and administrative expenses as a percentage of net premiums earned.
(d)	Represents the sum of the net policy acquisition expenses ratio and the general and administrative expense ratio.
(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

	As at December 31,
(in millions of U.S. Dollars, except share and per share data)	2023	2022
Investments	$955.7	$836.6
Cash and cash equivalents	$177.0	$122.2
Total investments and cash and cash equivalents	$1,132.7	$958.8

Common shares outstanding (in millions)*	46.1	49.0
Minus: Unvested shares (in millions)**	2.5	3.7
Number of vested common outstanding shares (in millions) (a)	43.6	45.3

Total shareholders’ equity (b)	$540.5	$411.0
Book value per share (b)/(a)	$12.40	$9.07

*	Common shares issued and outstanding as at December 31, 2023 and December 31, 2022 are as follows:

No. of shares as at
December 31, 2023
Vested common shares as of December 31, 2022	45,306,928
Vested restricted share awards	298,859
Treasury shares balance as of December 31, 2022	1,668
Cancelled treasury shares	(3,419,106)
Vested earnout shares	1,400,000
Treasury shares balance as of December 31, 2023	(3,800)
Total vested common shares as of December 31, 2023	43,584,549

Unvested earnout shares as of December 31, 2023	1,612,500
Unvested restricted share awards as of December 31, 2023	877,130
Total unvested shares as of December 31, 2023	2,489,630
Total common shares outstanding	46,074,179

No. of shares as at
December 31, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,386
Cancelled treasury shares	(308,874)
Treasury shares balance as of December 31, 2022	(1,668)
Total vested common shares as of December 31, 2022	45,306,928

Unvested earnout shares as of December 31, 2022	3,012,500
Unvested restricted share awards as of December 31, 2022	667,181
Total unvested shares as of December 31, 2022	3,679,681
Total common shares outstanding	48,986,609

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, and are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2023, 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. As at December 31, 2023, the vesting conditions attached to Earnout Shares have only been met for the first tranche totaling 1,400,000 shares and valued at $11.50 and these shares are included in the weighted average number of common shares for diluted earnings per share calculation. At December 31, 2023, the remaining unvested Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the calculation for diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended December 31, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$64.6	$105.2	$(4.9)	$164.9
Ceded written premiums	$(28.0)	$(21.3)	-	$(49.3)
Net written premiums	$36.6	$83.9	$(4.9)	$115.6
Net change in unearned premiums	$1.0	$(21.4)	$19.7	$(0.7)
Net premiums earned	$37.6	$62.5	$14.8	$114.9

Net loss and loss adjustment expenses	$(24.1)	$(26.7)	$(3.9)	$(54.7)
Net policy acquisition expenses	$(6.5)	$(8.6)	$(1.6)	$(16.7)
Underwriting income	$7.0	$27.2	$9.3	$43.5

For the quarter ended December 31, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$75.1	$76.1	$3.6	$154.8
Ceded written premiums	$(27.2)	$(14.8)	-	$(42.0)
Net written premiums	$47.9	$61.3	$3.6	$112.8
Net change in unearned premiums	$(6.4)	$(14.3)	$4.6	$(16.1)
Net premiums earned	$41.5	$47.0	$8.2	$96.7

Net loss and loss adjustment expenses	$(23.3)	$(26.9)	$(3.6)	$(53.8)
Net policy acquisition expenses	$(8.1)	$(8.7)	$(1.4)	$(18.2)
Underwriting Income	$10.1	$11.4	$3.2	$24.7

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the year ended December 31, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$226.9	$400.7	$61.1	$688.7
Ceded written premiums	$(73.9)	$(117.6)	-	$(191.5)
Net written premiums	$153.0	$283.1	$61.1	$497.2
Net change in unearned premiums	$4.8	$(46.9)	$(7.9)	$(50.0)
Net premiums earned	$157.8	$236.2	$53.2	$447.2

Net loss and loss adjustment expenses	$(69.2)	$(93.1)	$(26.8)	$(189.1)
Net policy acquisition expenses	$(31.2)	$(36.0)	$(7.8)	$(75.0)
Underwriting income	$57.4	$107.1	$18.6	$183.1

For the year ended December 31, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$233.1	$317.4	$31.5	$582.0
Ceded written premiums	$(65.6)	$(123.6)	-	$(189.2)
Net written premiums	$167.5	$193.8	$31.5	$392.8
Net change in unearned premiums	$(0.1)	$(15.1)	$(1.2)	$(16.4)
Net premiums earned	$167.4	$178.7	$30.3	$376.4

Net loss and loss adjustment expenses	$(50.5)	$(90.0)	$(17.1)	$(157.6)
Net policy acquisition expenses	$(33.1)	$(31.5)	$(5.6)	$(70.2)
Underwriting Income	$83.8	$57.2	$7.6	$148.6

International General Insurance Holdings Ltd.

Notes to the Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income included in the Consolidated Statements of Income (Unaudited) to net investment income:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Investment income (a)	$11.6	$6.8	$40.4	$20.9
Plus
Net realized gain (loss) on investments	$2.0	$(0.1)	$6.7	$(0.7)
Net unrealized gain (loss) on investments	$0.6	$1.8	$2.7	$(5.5)
Change in allowance for expected credit losses on investments	$0.3	$(0.4)	$0.4	$(0.3)
Net investment income	$14.5	$8.1	$50.2	$14.4

Average total investments and cash and cash equivalents (b)	$1,076.3	$929.5	$1,029.1	$882.9
Investment Yield (a) / (b) annualized	4.3%	2.9%	3.9%	2.4%

(2)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except share and per share information)	2023	2022	2023	2022
Net income for the period	$33.0	$22.5	$118.2	$89.2
Minus: Net income attributable to the earnout shares	$2.0	$1.4	$7.4	$4.9
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Net income available to common shareholders (a)	$31.0	$21.1	$110.8	$84.2
Weighted average number of shares – diluted (in millions of shares) (b)*	43.1	45.6	43.5	45.7
Diluted earnings per share attributable to equity holders (a/b)	$0.72	$0.46	$2.55	$1.84

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended December 31,		Year Ended December 31,
(In millions of U.S. Dollars, except percentages)	2023	2022	2023	2022
Net premiums earned (a)	$114.9	$96.7	$447.2	$376.4
Net loss and loss adjustment expenses (b)	$(54.7)	$(53.8)	$(189.1)	$(157.6)
Net policy acquisition expenses (c)	$(16.7)	$(18.2)	$(75.0)	$(70.2)
General and administrative expenses (d)	$(22.6)	$(17.1)	$(78.9)	$(67.2)
Prior years unfavorable (favorable) development (e)	$3.3	$4.2	$(39.3)	$(42.0)
Catastrophe (“CAT”) losses (f)*	$9.5	$12.1	$38.3	$24.4

Combined ratio ((b+c+d)/a)**	81.8%	92.1%	76.7%	78.5%
Minus: Prior years unfavorable (favorable) development (e/a)	2.9%	4.3%	(8.8)%	(11.2)%
Accident year combined ratio	78.9%	87.8%	85.5%	89.7%
Minus: CAT losses on an accident year basis (f/a)	8.3%	12.5%	8.6%	6.5%
Accident year combined ratio prior to CAT losses	70.6%	75.3%	76.9%	83.2%

*	The CAT losses for the fourth quarter ended December 31, 2023 are primarily attributable to $6.9 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment), flash floods in India, Hurricane Otis in Mexico and Hawaii Wildfires (all in the Short-tail Segment).

The CAT losses for the year ended December 31, 2023 are primarily attributable to $21.0 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment), and flooding in New Zealand from Cyclone Gabrielle, flash floods in India, Hurricane Otis in Mexico, adverse weather conditions in Oman and Hawaii Wildfires (all in the Short-tail Segment), and a general CAT reserve of $9.0 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development is as follows:

	Quarter Ended December 31,				Year Ended December 31,
	2023		2022		2023		2022
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims	$54.7	47.6%	$53.8	55.6%	$189.1	42.3%	$157.6	41.9%
Minus: Current accident year CAT losses	$9.5	8.3%	$12.1	12.5%	$38.3	8.6%	$24.4	6.5%
Minus: Effect of prior years’ development	$3.3	2.9%	$4.2	4.3%	$(39.3)	(8.8)%	$(42.0)	(11.2)%
Current Accident year (Prior to CAT losses)	$41.9	36.4%	$37.5	38.8%	$190.1	42.5%	$175.2	46.6%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2023	2022	2023	2022

Net income for the period	$33.0	$22.5	$118.2	$89.2
Reconciling items between net income for the period and core operating income:
Net realized (gain) loss on investments	$(2.0)	$0.1	$(6.7)	$0.7
Net unrealized (gain) loss on investments (tax adjusted) (i)	$(0.5)	$(1.6)	$(2.6)	$5.4
Change in allowance for expected credit losses on investments (tax adjusted) (i)	$(0.2)	$0.4	$(0.4)	$0.4
Change in fair value of derivative financial liabilities	$6.7	$0.6	$27.3	$(4.6)
Expenses related to conversion of warrants in cash (ii)	$(0.1)	-	$1.9	-
Net foreign exchange (gain) loss (tax adjusted) (i)	$(6.9)	$(8.4)	$(3.9)	$2.8
Core operating income	$30.0	$13.6	$133.8	$93.9
Average shareholders’ equity (iii)	$505.3	$396.5	$475.7	$396.0
Core operating return on average equity (annualized) (iv) and (vi)	23.7%	13.7%	28.1%	23.7%
Diluted core operating earnings per share (v)	$0.65	$0.28	$2.88	$1.94
Return on average equity (annualized) (vi)	26.1%	22.7%	24.8%	22.5%

i.	Represents a non-GAAP financial measure as line-item balances have been adjusted for the related tax impact.

ii.	This expense is included in ‘Other expenses’ line item in the Consolidated Statements of Income.

iii.	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares –diluted as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2023	2022	2023	2022
Core operating income for the period	$30.0	$13.6	$133.8	$93.9
Minus: Core operating income attributable to earnout shares	$1.8	$0.8	$8.5	$5.2
Minus: Dividends attributable to restricted share awards	-	-	-	$0.1
Core operating income available to common shareholders (a)	$28.2	$12.8	$125.3	$88.6
Weighted average number of shares – diluted (in millions of shares) (b)	43.1	45.6	43.5	45.7
Diluted core operating earnings per share (a/b)	$0.65	$0.28	$2.88	$1.94

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Fourth Quarter 2023 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (6) the effects of the war between Israel and Hamas; (7) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com